
WOODSIDE
AUSTRALIAN ENERGY


03024941

10 July 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release/s which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Ceasing to be a substantial shareholder in Oil Search, lodged with the ASX on 10 July 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 7/31

Woodside Holdings Pty. Ltd.

A.C.N. 086 818 911
No.1 Adelaide Terrace
PERTH WESTERN AUSTRALIA 6000

10 July 2003

The Company Secretary
Oil Search Limited
5th Floor
MMI Pacific Insurance
Champion Parade
Port Moresby
PAPUA NEW GUINEA

Dear Sir,

Woodside Holdings Pty. Ltd. hereby gives notice under section 117(1) of the Securities Act 1997 that it, along with Woodside Petroleum Ltd. ACN 004 898 962 and each of their related bodies corporate has ceased to be a substantial shareholder in Oil Search Limited ARBN 055 079 868. The information required under section 117(2) is as follows:

Name and address of substantial shareholder:	Woodside Holdings Pty. Ltd., Woodside Petroleum Ltd. and each of their related bodies corporate, all of 1 Adelaide Terrace, Perth, Western Australia, 6000.
Particulars of the voting shares in the company in which the substantial shareholder had a relevant interest, including the name of the registered holder:	74,914,500 ordinary shares representing 6.7% of the ordinary shares on issue (which are a class of voting shares). Woodside Holdings Pty. Ltd. was the registered holder.
Particulars of any agreement or other circumstances because of which the substantial shareholder ceased to be a substantial shareholder:	74,914,500 ordinary shares were disposed by Woodside Holdings Pty. Ltd. on 8 July 2003.

Yours sincerely,



ANTHONY NIARDONE
Woodside Holdings Pty. Ltd.

Copy to: Securities Commission of Papua New Guinea
Port Moresby Stock Exchange Limited (Attn: Vincent Ivosa)
Australian Stock Exchange Limited


WOODSIDE
AUSTRALIAN ENERGY

03 JUL 31 7:21

15 July 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release/s which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- WA-4-L (Carteret-1), lodged with the ASX on 15 July 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

82 · 2280

15 July 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-4-L
Carteret-1

Woodside Petroleum Ltd., Operator of the WA-4-L Joint Venture, reports that the Carteret-1 exploration well, located in the Carnarvon Basin off Western Australia, has been plugged and abandoned.

Carteret-1 reached a total depth of 3,515 meters. The Sedco 703 drilling rig was in the process of being released on Sunday, 13 July 2003.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-4-L (oil assets) is 33.34%. Other participants in WA-4-L (oil assets) are BHP Billiton Petroleum (North West Shelf) Pty Ltd. (16.67%), Chevron Texaco Pty Ltd. (16.67%), Japan Australia LNG (MIMI) Pty Ltd. (16.67%) and Shell Development (Australia) Pty Ltd. (16.67%).

ANTHONY NIARDONE
Assistant Company Secretary